6/14


05008973

82- SUBMISSIONS FACING SHI

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME **Millepede International Limited**

***CURRENT ADDRESS** **219-221 York Street**
Subiaco Western Australia 6008

****FORMER NAME**

****NEW ADDRESS** ______________________

____

____

FILE NO. **82-34887** **FISCAL YEAR 2004** 6-30-04

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	x
12G32BR	(REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A	(PROXY)	☐		

OICF / BY: S. Min

DATE: 06/15/05


millepede

Millepede International Limited
ANNUAL REPORT 2004

ABN 84 095 821 971

CORPORATE DIRECTORY

Directors

Raymond Badnall - Non-Executive Chairman
John Butterworth - Managing Director
Blair Sergeant - Non-Executive Director
Glenn Tetley - Non-Executive Director

Company Secretary

Blair Sergeant

Registered Office

219–221 York Street
SUBIACO Western Australia 6008

Tel: (08) 9382 1311
Fax: (08) 9382 1322

Principal Place of Business

65 Lindsay Street
PERTH Western Australia 6000

Tel: (08) 9228 2839
Fax: (08) 9227 9522
Website: www.millepede.com

Auditor

Stanton Partners
Level 1, 1 Havelock Street
WEST PERTH Western Australia 6005

Share Registry

Computershare Investor Services Pty Ltd
Level 2, Reserve Bank Building
45 St George's Terrace
PERTH Western Australia 6000

Tel: (08) 9323 2000
Fax: (08) 9323 2033

Patent Attorney

Wray & Associates
Suite 6, Business Centre
2A Brodie Hall Drive
Technology Park
BENTLEY Western Australia 6102

Stock Exchange

Australian Stock Exchange Limited
Level 8, Exchange Plaza
2 The Esplanade
Perth Western Australia 6000

ASX Code: MPD

Solicitor

Blakiston & Crabb
1202 Hay Street
WEST PERTH Western Australia 6005

CONTENTS

MANAGING DIRECTOR'S REVIEW

Dear Shareholder

I can sum the year up in one statement, "A year of change."

The Company has taken many important and difficult steps over the year to reflect the development position currently and give us the required structures for the future.

This is demonstrated by the fact I am writing this review as Managing Director. The business was created and developed by the entrepreneurial spirit and drive of Vincent De Villers, our initial MD. Without his leadership and ability we would not be in the position we are today, nor able to exploit such an exciting technology on truly a global stage. All of us in Millepede owe him a debt of gratitude and thanks. But true to his understanding of the needs of Millepede and its future, he saw the need for the business to move from its entrepreneurial phase to a corporate and operational phase, and reflect the marketing ethos of the Company in the way it is managed and run. Those changes have been enacted from top to bottom within the organisation. I am pleased to say Vincent's great knowledge and ability has not been lost to the business on his retirement as a director. He will remain as a consultant on marketing and investor relations.

The changes have also involved a close look at infrastructure and costs base of the business. This review resulted in some tough decisions. The result is a slimming-down of our head count in Europe. This was also a reflection of Europe's poor performance in the last year. We intend to focus principally on the vital sales element and new product entries in the coming year. We now have a cost-base and infrastructure in our core Europe and North America that is aimed at achieving full self-financing during the coming year. I am setting this objective for all subsidiaries for next year. On a marketing basis the US subsidiary has already achieved this over the last year and achieved its growth expectations, though this does need to increase considerably. This does not mean the subsidiaries will not receive further investment, but any additional capital will be focused on the opening of additional channel and new product development.

The last year has seen our expansion and reach on a global base continue with entry into Canada, with distribution directly on a national scale, and Southern Africa, a result of one of our partnerships via Krone. Both these markets have shown faster growth curves than our initial markets. This demonstrates that our market knowledge and entry strategies are improving. Erico our other main partner has also started to spread the product into the Asian markets.


Smarter than the average cable tie
Mille-Tie™ has "Intelligent Grip" Technology
CADDY
1-800-25-CADDY
www.erico.com
ERICO

Reprinted with permission of ERICO International Corporation.
CADDY and ERICO are registered trademarks of ERICO International Corporation.

We have also demonstrated on the R&D front that we can bring new products quickly to market. The Heavy Duty version of the Mille-Tie has not conflicted with any existing business and is starting to add significant incremental results to the business, which will be enjoyed in next year's business. The most significant and exciting element of this development is its use on the Fibre Optic system of a new British war ship the type 45 destroyer, where the Mille-Tie is an important element in the performance of this system. We hope this will lead us into a new area and channel of development in the coming year. We are also experimenting with new versions of the tie and new channel requirements, including retail categories in the coming year.

I believe we now have the right infrastructure and cost base to stabilise the Company. From a year of change we intend the coming year to be a year of performance. I look forward to leading that development with a team I believe have the right ability, and opportunities to achieve these goals.

Yours truly



John Butterworth
Managing Director

29 September 2004

CORPORATE GOVERNANCE STATEMENT

Millepede International Limited has adopted systems of control and accountability as the basis for the administration of corporate governance. This statement summarises some of these policies and procedures.

The following additional information about the Company's corporate governance practices is set out on the Company's website at www.millepede.com:

- Corporate governance disclosures and explanations;
- Statement of Board and Management Functions;
- Nomination Committee Charter;
- policy and procedure for selection and appointment of new directors;
- summary of code of conduct for directors and key executives;
- summary of policy on securities trading;
- Audit Committee Charter;
- policy and procedure for selection of external auditor and rotation of audit engagement partners;
- summary of policy and procedure for compliance with continuous disclosure requirements;
- summary of arrangements regarding communication with and participation of shareholders;
- summary of Company's risk management policy and internal compliance and control system;
- process for performance evaluation of the Board, Board committees, individual directors and key executives;
- Remuneration Committee Charter; and
- Corporate Code of Conduct.

ASX Best Practice Recommendations

The ASX Listing Rules require listed companies to include in their Annual Report a statement disclosing the extent to which they have complied with the ASX Best Practice Recommendations in the reporting period. The recommendations are not prescriptive and if a company considers that a recommendation is inappropriate having regard to its particular circumstances, the company has the flexibility not to adopt it. Where the Company considered it was not appropriate to presently comply with a particular recommendation the reasons are set out in the latter part of this statement.

Board of Directors

The Board comprises four Directors including one executive Director. The names of each of the Directors in office at the date of this Report, the year they were first appointed, and their status as non-executive, executive or independent Directors, are set out in the Directors' Report.

Independence of non-executive directors

The Board considers an independent director to be a non-executive director who satisfies the test for independence as set out in box 2.1 of the ASX Best Practice Recommendations ("Independence Test"). The Board considers that Messrs Ray Badnall, Blair Sergeant and Glenn Tetley meet these criteria. Messrs Badnall and Tetley have no material business or contractual relationship with the Company, other than in their capacity as a director of the company, and no conflicts of interest which could interfere with the exercise of independent judgement. Accordingly, they are considered to be independent.

Mr Sergeant is a principal of the firm Anthony Ho & Associates. Anthony Ho & Associates is the registered office of the Company and provides book-keeping and company secretarial services to the Company. Despite being a principal of Anthony Ho & Associates, the Board notes that the fees paid to Anthony Ho & Associates are not high enough to be material to Mr Sergeant's practice or the firm Anthony Ho & Associates and are also not material to the Company. Furthermore, the Board, in the absence of Mr Sergeant, considers he is capable of and demonstrates that he consistently makes decisions and takes actions which are designed to be in the best interests of the Company and therefore consider him to possess the characteristics required of a person who would be eligible to take the role of an independent director. Therefore the Board considers Mr Sergeant to be independent.

Independent professional advice

The Board has adopted a formal policy on access to independent professional advice which provides that Directors are entitled to seek independent professional advice for the purposes of the proper performance of their duties. The Company will pay the reasonable expenses associated with obtaining such advice, subject to the prior approval of the Chairman.

Evaluation of Board performance

During the reporting period an evaluation of the Board and its members was carried out on an informal basis, pursuant to best practice recommendation 8.1. The evaluation process comprised of an ongoing assessment of each member of the Board and the Board as a whole at each meeting by the Chairman.

Due to the fact the Company is still going through a launching stage for its product and in light of the nature of the technology being a new innovation, it is too early to be able to put in place measurable milestones and performance criteria. As the activities of the Company develop, it will establish more formal evaluation procedures, including quantitative measures of performance.

Remuneration policies

The full Board carries out the functions of a remuneration committee in accordance with the Company's Remuneration Committee Charter required under best practice recommendation 9.2. Executive Directors and key executives are remunerated by way of a salary or consultancy fees, commensurate with their required level of services. Non-executive Directors however receive a fixed monthly fee for their services, in accordance with the guidelines summarised by best practice recommendation 9.3. Non-executive Directors' fees are capped at $75,000 per annum.

CORPORATE GOVERNANCE STATEMENT (CONT'D)

Retirement benefits for non-executive directors

The Company does not have any scheme relating to retirement benefits for non-executive Directors.

Board committees

The Company does not presently have a separate audit, nomination or remuneration committee. The Board considers that at this stage, no efficiencies or other benefits would be gained by establishing separate committees. The duties of such committees have been considered and formal charters outlining the role, rights, responsibilities and requirements have been adopted by the Board.

ASX Guidelines on Corporate Governance

Pursuant to ASX Listing Rules the Company must provide a statement disclosing the extent to which the Ten Essential Corporate Governance Principles and the corresponding Best Practice Recommendations as published by the ASX Corporate Governance Council ("ASX Principles and Recommendations") have been not been followed in the reporting period. During the reporting period the Company has complied with each of the ASX Principles and Recommendations, other than in relation to the matters specified below.

PRINCIPLE REF	RECOMMENDATION REF	NOTIFICATION OF DEPARTURE	EXPLANATION FOR DEPARTURE
1	1.1	The functions of management were not formally disclosed prior to the Board providing its Statement of Board and Management Functions on 30 June 2004.	Prior to 30 June 2004 separate functions of the Board and management existed and were practised prior to the formal adoption of the Statement of Board and Management Functions.
2	2.4	A separate Nomination Committee has not been formed. However the Company adopted the Nomination Committee Charter on 30 June 2004	The role of the Nomination Committee is carried out by the full Board in accordance with the Nomination Committee Charter. The Board considers that at this stage, no efficiencies or other benefits would be gained by establishing a separate Nomination Committee. Prior to 30 June 2004, the full Board reviewed and considered the selection and appointment of directors on an as required basis.

PRINCIPLE REF	RECOMMENDATION REF	NOTIFICATION OF DEPARTURE	EXPLANATION FOR DEPARTURE
3	3.1	A Code of Conduct was formalised and adopted by the Company on 30 June 2004	Prior to 30 June 2004 the Board considers that its business practices, as led by the example of Board and key executives, were the equivalent of a code of conduct. These practices are now reflected in the Code of Conduct adopted by the Company on 30 June 2004.
3	3.2	The Company adopted a written securities trading policy on 30 June 2004.	Although prior to 30 June 2004 there was no written policy, there was an understanding as to when it was appropriate for trading in securities to occur. This understanding has been formulated into the Company's written securities trading policy.
4	4.1	Only the managing director has provided a statement to the Board with respect to the Company's financial reports which is not in compliance with best practice recommendation 4.1.	The Company does not have a chief financial officer. The Company relies on its auditors to verify matters relating to the financial reports.
4	4.2; 4.3	A separate Audit Committee has not been formed.	The Board does not consider that the Company will gain any benefit from a separate Audit Committee. The full Board carries out the duties of the Audit Committee. In so acting, the full Board follows the Audit Committee Charter adopted on 30 June 2004 and disclosed on the Company's website. Prior to 30 June 2004, the full Board conducted a review of the Company's accounts on an informal basis. Furthermore, the entire Board accepts the responsibility of ensuring the accuracy of its financial reports.
4	4.4	The Company adopted a formal Audit Committee Charter on 30 June 2004.	Prior to 30 June 2004 all the Board members considered audit issues to ensure compliance with statutory responsibilities relating to accounting policy disclosure.

CORPORATE GOVERNANCE STATEMENT (CONT'D)

PRINCIPLE REF	RECOMMENDATION REF	NOTIFICATION OF DEPARTURE	EXPLANATION FOR DEPARTURE
5	5.1	Until 30 June 2004 there were no written policies and procedures designed to ensure compliance with ASX Listing Rule disclosure requirements and accountability for the compliance.	Informal procedures were in place prior to 30 June 2004 which have been formulated into the written policies and procedures.
6	6.1	The Company's shareholder communication strategy was designed and disclosed in a formal way on 30 June 2004.	The Company has a positive strategy to communicate with shareholders, identify the expectations of shareholders and actively promote shareholder involvement in the Company. These strategies have now been documented and disclosed on 30 June 2004.
7	7.1	On 30 June 2004 the Company adopted formal policies and procedures to identify financial and operating risks and to effectively manage and communicate to the Board. Prior to 30 June 2004 the Board had informal policies and procedures in place.	Prior to 30 June 2004 the Board had informal policies and procedures in place. The managing director was responsible for monitoring risks and addressed this issue as part of his monthly report to the full Board.
8	8.1	The process for evaluation of the Board, individual directors and key executives was not disclosed until the last quarter of the reporting Period.	The Chairman assesses the performance of the Board, individual directors and key executives on an informal basis. Due to the early stage of research and development of the Company, it is difficult for quantitative measures of performance to be established. As the Company progresses its current projects and market, the Board intends to establish appropriate evaluation procedures.
9	9.1	The Company's remuneration policy was not disclosed until 30 June 2004.	Although the policy was not disclosed, it did exist and was applied during the Reporting Period.
9	9.2	The Company adopted the Remuneration Committee Charter on 30 June 2004.	Prior to 30 June 2004 the full Board considered issues of remuneration. The Board also seeks professional advice when required.
10	10.1	A code of conduct was adopted on 30 June 2004.	Although until 30 June 2004 there was no code of conduct documented or disclosed, the Board considered its business practices, as led by the example of the Board and key executives, were the equivalent of a code of conduct. The Company has now documented these practices and principles into a written code of conduct.

DIRECTORS' REPORT

The Directors present their report together with the financial report of Millepede International Limited (the "Company") and the consolidated report of the consolidated entity, being the Company and its controlled entities, for the year ended 30 June 2004 and the auditor's report thereon.

Directors

The directors of the Company at any time during or since the end of the financial year are:

Raymond Badnall

Non-Executive and Independent Chairman – appointed 19 May 2003.

Mr Badnall is one of the most highly respected and experienced senior executives in the Australian telecommunications industry. Mr Badnall spent the last 4 years as Director – Network Operations of SingTel Optus (Australia) having been headhunted by the then Cable & Wireless Optus from Telstra Corporation Limited, where Mr Badnall held numerous senior positions spanning 11 years.

In Mr Badnall's previous position with SingTel Optus as Director - Network Operations, he was responsible for over 1,400 staff and a cost centre of up to $300m. His role included high-level negotiation of vendor contracts and tendering with global vendors such as IBM, HP, Fujitsu, various utilities, contractors, etc. In addition, Mr Badnall played a significant role in the technological negotiations of SingTel Limited's acquisition of Optus, following which Mr Badnall was appointed Director of SingTel Optus (Australia).

John Butterworth

Managing Director - appointed 17 May 2001.

After starting his career in retail management spending five years with Kimberly Clark, Mr Butterworth joined Cussons for twelve years, becoming Sales and Marketing Director of their Chinese operations.

He then joined WD40 and was responsible for International Business Development, specifically the launching of their product into new geographic markets, such as Eastern Europe. Mr Butterworth left WD40 in 1998 and launched a new maintenance spray in Eastern Europe and a new suncare range that was sold through Boots and Asda in the UK. Mr Butterworth brings a wealth of commercial and marketing experience to Millepede and is based in England.

Blair Sergeant

Non-Executive and Independent Director & Company Secretary - appointed 13 December 2002.

Mr Sergeant graduated with a Bachelor of Business and a Post Graduate Diploma in Corporate Administration, both from Curtin University, WA. He is a member of the Chartered Institute of Company Secretaries and an Associate of the Australian Society of Certified Practicing Accountants. Mr Sergeant is currently Director or Company Secretary to a number of ASX listed and non-listed companies.

Glenn Tetley

Non-Executive and Independent Director – appointed 16 June 2003.

After gaining a Bachelor of Economics from Sydney University, Mr Tetley worked for over 30 years in the investment field. Initially employed by the Bank of NSW (now Westpac) in the investment research area, Mr Tetley moved into the area of funds management employers such as MGICA (a listed mortgage insurer which became an AMP subsidiary), Bankers Trust and Morgan Grenfell.

Since July 1987, Mr Tetley has been involved in financial journalism, most recently through Huntley's Smaller Companies Guide. In later years he has provided seed capital for a number of smaller companies. In this role, he is currently Chairman and major shareholder of MXL Ltd, an ASX listed software group. He has become increasingly interested in ASX listed small "cap" companies where above average growth can be consistently achieved over a medium term of 5 years by those companies which are properly structured, well run, have a niche market or unique product advantage.

DIRECTORS' REPORT (CONT'D)

Vincent de Villers

Managing Director – appointed 17 May 2001; resigned 8 July 2004.

John Nemcovsky

Non-Executive Director – appointed 17 May 2001; resigned 22 September 2003.

Directors' Meetings

The number of Directors' meetings and the number of meetings attended by each of the directors of the Company for the time the director held office during the financial year are:

	MEETINGS	
DIRECTOR	HELD	ATTENDED
Mr R Badnall	5	5
Mr J Butterworth	5	4
Mr B Sergeant	5	4
Mr G Tetley	5	4
Mr V de Villers	5	5
Mr J Nemcosky	2	-

Principal Activity

The principal activity of the consolidated entity during the year was the development of the continuous injection modelling technology and the production and marketing of the Mille-Tie product.

Results

The result of the consolidated entity for the financial year ended 30 June 2004 was a loss of $1,567,721 (2003: $1,412,606).

State of Affairs

In September 2003, the Company issued 6,308,332 fully paid shares at 30 cents each to raise a total of $1,892,500 to be used as working capital.

In December 2003 the Company increased its level of ownership in Millepede USA Inc. from 55.9% to 94% through the issue of 1 million shares at a deemed price of 15 cents per share.

At year-end, in accordance with the Company's accounting policy in relation to Intangible Assets and Goodwill, the carrying values of these non-current assets were written off.

Review of operations

Refer to the Managing Director's Review for a review of the year's activities.

Dividends

The directors do not recommend the payment of a dividend and no amount has been paid or declared by way of a dividend to the date of this report.

Environmental regulations

The consolidated entity's operations are not subject to any significant environmental regulations under either Commonwealth or State legislation. However, the Board believes that the consolidated entity has adequate systems in place for the management of its environmental regulations and is not aware of any breach of those environmental requirements as they apply to the consolidated entity.

Likely developments

The consolidated entity will continue to develop and market its technologies.

Further information about likely developments in the operations of the consolidated entity and the expected results of those operations in future financial years has not been included in this report because disclosure of the information would likely to result in unreasonable prejudice to the consolidated entity.

Directors' and Senior Executives' Remuneration

The Board as a whole is responsible for considering remuneration policies and packages applicable both to Board members and senior executives of the Company. Broadly, the Company's remuneration policy is to ensure that any remuneration package properly reflects the person's duties and responsibilities and that it is competitive in attracting, retaining and motivating people of the highest quality.

Details of the nature and amount of each major element of the remuneration of each Director of the Company are:

	BASE REMUNERATION (SALARY & FEES) $	NON-CASH BENEFITS $	SUPER CONTRIBUTIONS $	OPTIONS ISSUED[1] $	TOTAL $
Directors					
Non-executive					
Mr R Badnall	40,000	-	3,600	48,000	91,600
Mr B Sergeant	12,000	-	-	-	12,000
Mr G Tetley	31,250	-	-	72,000	103,250
Mr J Nemcovsky	10,000	-	-	-	10,000
Executive					
Mr J Butterworth	98,738	-	-	-	98,738
Mr V de Villiers[2]	100,000	-	9,000	-	109,000

Notes

1. The fair value of these options was calculated using the Black-Scholes model of attributing a theoretical value to those options.

   The following factors and assumptions were used in determining the fair value of options on grant date:

GRANT DATE	EXPIRY DATE	FAIR VALUE PER OPTION	EXERCISE PRICE	PRICE OF SHARES ON GRANT DATE	ESTIMATED VOLATILITY	RISK FREE INTEREST RATE	DIVIDEND YIELD
3-Dec-03	31-Dec-04	4.8 cents	25 cents	26.5 cents	30%	5.55%	N/A
3-Dec-03	30-Jun-04	3.6 cents	25 cents	26.5 cents	30%	5.55%	N/A

DIRECTORS' REPORT (CONT'D)

Directors' and Senior Executives' Remuneration (cont'd)

Each option entitles the holder to purchase one ordinary share in the Company. All options expire on the earlier of their expiry date or termination of the employee's employment.

Further details of options granted are set out under "Options" below.

2. Mr de Villers resigned on 8 July 2004.

The consolidated entity currently has no executive officers concerned in, or who take part in, the management of the consolidated entity.

Options granted to directors and senior executives

During or since the end of the financial year, the Company granted options for no consideration over unissued ordinary shares in Millepede to the following directors as part of their remuneration:

	NUMBER OF OPTIONS GRANTED	EXERCISE PRICE	EXPIRY DATE
Directors			
Mr R Badnall	1,000,000	25 cents	31 December 2004
Mr G Tetley	2,000,000	25 cents	30 June 2004

Shareholder approval was granted on 25 November 2003 for the issue of these options to directors. These options were granted to directors for nil consideration and are in addition to the remuneration packages payable by the Company. A valuation for the options was estimated using the Black-Scholes model based on parameters noted above. These options form part of the equity remuneration paid by the Company, and have not been recognised as an expense in the statement of financial performance.

Upon adopting Australian equivalents to International Financial Reporting Standards for future reporting periods, the Company will be required to recognise an expense for all share based remuneration, including options, when the securities are vested with directors or senior executives.

All options were granted during the financial year. No options have been granted since the end of the financial year.

Options

Grants of options

During or since the end of the financial year, the Company granted the following options over unissued ordinary shares:

EXPIRY DATE	EXERCISE PRICE	NUMBER OF OPTIONS
30 June 2004	25 cents	2,000,000
31 December 2004	25 cents	1,000,000

Options (cont'd)

Unissued shares under option

At the date of this report, unissued ordinary shares of the Company under option are:

EXPIRY DATE	EXERCISE PRICE	NUMBER OF OPTIONS	TITLE
31 December 2004	25 cents	1,000,000	Director Options
31 December 2005	20 cents	56,639,337	Listed Options

These options do not entitle the holder to participate in any share issue of the Company or any other entity.

Shares issued on exercise of options

During or since the end of the financial year, the Company issued ordinary shares as a result of the exercise of options as follows:

NUMBER OF SHARES	AMOUNT PAID ON EACH SHARE
5,000	20 cents

There were no amounts unpaid on the shares issued.

Lapse of options

During or since the end of the financial year, the following options lapsed:

EXPIRY DATE	EXERCISE PRICE	NUMBER OF OPTIONS
30 June 2004	25 cents	2,000,000

Directors' Interests

The relevant interest of each Director in the shares and options issued by the companies within the consolidated entity at the date of this report is as follows:

	MILLEPEDE INTERNATIONAL LIMITED			MILLEPEDE USA INC	MILLEPEDE MARKETING LTD (UK)
DIRECTOR	ORDINARY SHARES	LISTED OPTIONS	DIRECTOR OPTIONS	ORDINARY SHARES	ORDINARY SHARES
Mr R Badnall	-	-	1,000,000	-	-
Mr J Butterworth	837,107	1,081,420	-	-	-
Mr B Sergeant	1	-	-	-	-
Mr G Tetley[1]	-	250,000	-	-	-

1. 250,000 options held indirectly by Idamaneo No. 62 Pty Ltd, of which Mr Tetley is a director.

Insurance and Indemnification of Directors

Indemnification

The consolidated entity proposes to enter into a deed of indemnity and access with each of its directors and the Company Secretary.

Under the Deeds the Company proposes to indemnify each officer to the extent permitted by the Corporations Act against any liability as a result of the officer acting as an officer of the Company. The Company is required under the Deeds to maintain insurance policies for the benefit of the relevant officer for the term of the appointment and for a period of seven years after retirement or resignation.

Insurance

As at the date of this report no insurance policies have been entered into.

Events Subsequent to Balance Date

Other than the events set out in the financial statements, there has not arisen in the interval between the end of the financial year and the date of this report any matter or circumstance that in the opinion of the directors of the consolidated entity has significantly or may significantly affect the operations of the consolidated entity, the results of those operations or the state of affairs of the consolidated entity in subsequent financial years.

Signed in accordance with a resolution of the Directors:



R Badnall
Chairman Dated: 29 September 2004

DIRECTORS' DECLARATION

In the opinion of the Directors of Millepede International Limited:

(a) the financial statements and notes, set out on pages 14 to 36 are in accordance with the Corporations Act 2001, including:

(i) giving a true and fair view of the financial position of the Company and consolidated entity as at 30 June 2004 and of their performance, as represented by their operations and their cashflows, for the year ended on that date; and

(ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of the Directors:



R Badnall
Chairman

Dated: 29 September 2004

STATEMENTS OF FINANCIAL PERFORMANCE

FOR THE YEAR ENDED 30 JUNE 2004

	NOTE	CONSOLIDATED 2004 $	CONSOLIDATED 2003 $	COMPANY 2004 $	COMPANY 2003 $
Sale of goods revenue		180,253	206,272	1,348	-
Other revenues from ordinary activities		71,577	63,690	72,593	64,885
Total revenue from ordinary activities	2	251,830	269,962	73,941	64,885
Changes in inventories of finished goods		(81,915)	(133,062)	-	-
Depreciation and amortisation expenses	3	(262,936)	(158,676)	(82,691)	(81,362)
Employee expenses		(681,087)	(772,164)	(335,464)	(305,576)
Advertising and marketing expenses		(203,260)	(137,473)	(247,319)	(300,786)
Consultancy expenses		(192,110)	(247,085)	(169,240)	(160,879)
Occupancy expenses		(21,192)	(84,780)	(13,854)	(23,469)
Write down of intangible assets		(174,121)	-	(174,121)	-
Provision for diminution in investment in controlled entities		-	-	(230,176)	(1,790,868)
(Provision)/reversal of provision for non-recoverability of inter-company loans		-	-	(312,084)	871,076
Written down value of assets disposed		(14,376)	-	-	-
Other expenses from ordinary activities		(195,797)	(142,085)	(68,066)	(48,179)
Loss from ordinary activities before related income tax	3	(1,574,964)	(1,405,363)	(1,559,074)	(1,775,158)
Income tax benefit relating to ordinary activities	5	-	-	-	-
Loss from ordinary activities after related income tax benefit		(1,574,964)	(1,405,363)	(1,559,074)	(1,775,158)
Net amount attributable to outside equity interest	19	7,243	(7,243)	-	-
Loss attributable to members of the parent entity	18	(1,567,721)	(1,412,606)	(1,559,074)	(1,775,158)
Basic loss per share					
Ordinary shares	21	(2.15 cents)	(2.09 cents)		

The Company's potential ordinary shares are not considered dilutive and accordingly basic loss per share is the same as diluted loss per share.

The statements of financial performance are to be read in conjunction with the notes to the financial statements.

STATEMENTS OF FINANCIAL POSITION

FOR THE YEAR ENDED 30 JUNE 2004

	NOTE	CONSOLIDATED 2004 $	CONSOLIDATED 2003 $	COMPANY 2004 $	COMPANY 2003 $
CURRENT ASSETS					
Cash assets	6	1,399,160	761,192	1,374,807	728,258
Receivables	7	56,347	96,101	11,208	6,854
Inventories	8	69,188	47,138	-	-
Other	9	4,169	1,463	1,061	-
Total Current Assets		1,528,864	905,894	1,387,076	735,112
NON CURRENT ASSETS					
Receivables	7	-	-	-	-
Plant and equipment	10	164,174	166,189	19,478	20,748
Intangible assets	11	-	250,835	-	250,835
Other financial assets	12	-	-	160,260	240,435
Total Non Current Assets		164,174	417,024	179,738	512,018
TOTAL ASSETS		1,693,038	1,322,918	1,566,814	1,247,130
CURRENT LIABILITIES					
Payables	13	161,655	150,572	47,488	114,200
Interest bearing liabilities	14	13,708	14,661	6,091	5,552
Provisions	15	682	15,174	682	15,174
Total Current Liabilities		176,045	180,407	54,261	134,926
NON CURRENT LIABILITIES					
Interest bearing liabilities	14	12,296	28,364	7,856	13,947
Total Non Current Liabilities		12,296	28,364	7,856	13,947
TOTAL LIABILITIES		188,341	208,771	62,117	148,873
NET ASSETS		**1,504,697**	**1,114,147**	**1,504,697**	**1,098,257**
EQUITY					
Contributed equity	16	6,666,857	4,701,318	6,666,857	4,701,318
Reserves	17	274,706	274,731	274,706	274,731
Accumulated losses	18	(5,436,866)	(3,869,145)	(5,436,866)	(3,877,792)
TOTAL PARENT ENTITY INTEREST		**1,504,697**	**1,106,904**	**1,504,697**	**1,098,257**
Outside equity interests	19	-	7,243	-	-
TOTAL EQUITY		**1,504,697**	**1,114,147**	**1,504,697**	**1,098,257**

The statements of financial position are to be read in conjunction with the notes to the financial statements.

STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED 30 JUNE 2004

	NOTE	CONSOLIDATED		COMPANY	
		2004	2003	2004	2003
		$	$	$	$
Cash flows from operating activities					
Cash receipts in the course of operations		293,125	270,018	200	-
Cash payments in the course of operations		(1,475,028)	(1,645,679)	(887,674)	(766,654)
Interest received		69,962	65,946	69,962	65,946
Net cash used in operating activities	26(b)	(1,111,941)	(1,309,715)	(817,512)	(700,708)
Cash flows from investing activities					
Payments for intellectual property		-	(17,569)	-	(17,569)
Loans to controlled entities		-	-	(341,193)	(646,618)
Payments for plant and equipment		(48,584)	(30,637)	(4,707)	(25,322)
Proceeds from sale of plant and equipment		-	1,021	-	-
Net cash used in investing activities		(48,584)	(47,185)	(345,900)	(689,509)
Cash flows from financing activities					
Proceeds from issue of shares and options		1,893,500	-	1,893,500	-
Transaction costs for the issue of shares		(77,986)	-	(77,986)	-
Proceeds from borrowings		-	26,945	-	23,750
Repayment of borrowings		(17,021)	(13,590)	(5,553)	(4,250)
Net cash provided by financing activities		1,798,493	13,355	1,809,961	19,500
Net increase/(decrease) in cash held		**637,968**	**(1,343,545)**	**646,549**	**(1,370,717)**
Cash at the beginning of the financial year		761,192	2,104,737	728,258	2,098,975
Cash at the end of the financial year	26(a)	**1,399,160**	**761,192**	**1,374,807**	**728,258**

The statements of cash flows are to be read in conjunction with the notes to the financial statements.

NOTES TO THE FINANCIAL STATEMENTS

STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies adopted in the preparation of these financial statements are:

(a) Basis of preparation

The financial report is a general-purpose financial report, which has been prepared in accordance with Australian Accounting Standards, Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001.

It has been prepared on the accrual basis and on the basis of historical costs and does not take into account changing money values or, except where stated, current valuations of assets.

The accounting policies have been consistently applied unless otherwise stated.

(b) Principles of consolidation

Controlled entities

The financial statements of the controlled entities are included from the date control commences until the date control ceases. Outside interests in the equity and results of the entities that are controlled by the Company are shown as a separate item in the consolidated financial statements.

Transactions eliminated on consolidation

Unrealised gains and losses and inter-entity balances resulting from transactions between controlled entities are eliminated in full on consolidation.

(c) Revenue recognition

Revenues are recognised at fair value of the consideration received net of the amount of goods and services tax (GST).

Rendering of services

Revenue from rendering of services is recognised in proportion to the stage of completion of the contract when the stage of contract completion can be reliably measured. The stage of completion is assessed by reference to surveys of work performed.

Interest revenue

Interest revenue is recognised as it accrues, taking into account the effective yield on the financial asset.

(d) Goods and services tax

Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except where the amount of GST incurred is not recoverable from the Australian Tax Office (ATO). In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of the item of the expense.

Receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the ATO is included as a current asset or liability in the statement of financial position.

Cashflows are included in the statement of cash flows on a gross basis. The GST components of cashflows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cashflows.

NOTES TO THE FINANCIAL STATEMENTS (CONT'D)

(e) Foreign currency

Transactions

Foreign currency transactions are translated to Australian currency at the rates of exchange ruling at the dates of the transactions. Amounts receivable and payable in foreign currencies at balance date are translated at the rate of exchange ruling on that date.

Translation of controlled foreign entities

The assets and liabilities of foreign operations, including associates and joint venturers, that are self-sustaining are translated at the rates of exchange ruling at balance date. Equity items are translated at historical rates. The statements of financial performance are translated at a weighted average rate periodically. Exchange differences arising on translation are taken directly to the foreign currency translation reserve.

The assets and liabilities for foreign operations, including associates and joint venturers, that are integrated are translated using the temporal method. Monetary assets and liabilities are translated into Australian currency at rates of exchange current at balance date, while non-monetary items are translated at exchange rates current when the transaction occurred. Exchange differences arising on translation are brought to account in the statement of financial performance.

The balance of the foreign currency translation reserve relating to a foreign operation that is disposed of is transferred to retained earnings in the year of disposal.

(f) Taxation

The Company adopts the liability method of tax effect accounting.

Income tax expense is calculated on operating profit adjusted for permanent differences between taxable and accounting income. The tax effect of timing differences, which arise from items being brought to account in different years for income tax and accounting purposes, is carried forward in the statement of financial position as a future income tax benefit or a provision for deferred income tax.

Future income tax benefits are not brought to account unless realisation of the asset is assured beyond reasonable doubt. Future income tax benefits which include tax losses are only brought to account when their realisation is virtually certain.

(g) Goodwill

Goodwill and goodwill on consolidation are initially recorded at the amount by which the purchase consideration plus incidental costs exceeds the fair value of the identifiable net assets acquired. Both purchased goodwill and goodwill on consolidation are amortised on a straight line basis over a period of 10 years.The balances are reviewed annually to determine the appropriateness of the carrying values.

(h) Investments

Controlled entities

Investments in controlled entities are carried in the Company's financial statements at the lower of cost and recoverable amount.

(i) Receivables

The collectibility of debts is assessed at balance date and specific provision is made for any doubtful accounts.

Trade debtors

Trade debtors are settled within 60 days and are carried at amounts due.

(j) Recoverable amount of non-current assets valued on cost basis

The carrying amounts of non-current assets valued on the cost basis are reviewed to determine whether they are in excess of recoverable amount at balance date. If the carrying amount of a non-current asset exceeds its recoverable amount, the asset is written down to the lower amount. The write-down is recognised as an expense in the net profit or loss in the reporting year in which it occurs.

Where a group of assets working together supports the generation of cash inflows, recoverable amount is assessed in relation to that group of assets.

In assessing recoverable amounts of non-current assets the relevant cash flows have not been discounted to their present value, except where specifically stated.

(k) Leased assets

Leases under which the consolidated entity assumes substantially all the risks and benefits of ownership are classified as finance leases. Other leases are classified as operating leases.

Operating leases

Payments made under operating leases are expensed on a straight line basis over the term of the lease, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased property.

(l) Payables

Liabilities are recognised for amounts to be paid in the future for goods and services received. Trade accounts payable are normally settled within 30 days.

(m) Acquisition of assets

All assets acquired included property, plant and equipment and intangibles other than goodwill are initially recorded at their cost of acquisition at the date of acquisition, being the fair value of the consideration provided plus incidental costs directly attributable to the acquisition. When equity instruments are issued at consideration, their market price at the date of acquisition is used as fair value. Transaction costs arising on the issue of equity instruments are recognised directly in equity subject to the extent of proceeds received, otherwise expensed.

(n) Depreciation and amortisation

All assets, including intangibles, have limited useful lives and are depreciated/amortised using the straight line method over their estimated useful lives, at the following rates:

Plant and equipment	10% - 33%
Intangibles	10% - 20%

(o) Inventories

Inventories are carried at the lower of cost and net realisable value.

Cost includes direct materials, direct labour, other direct variable costs and allocated production overheads necessary to bring inventories to present location and condition, based on normal operating capacity of the production facilities.

(p) Employee entitlements

The provisions for employee entitlements to wage, salaries and annual leave represent present obligations resulting from employees' services provided up to balance date, calculated at nominal amounts based on remuneration wage and salary rates that the consolidated entity expects to pay.

(q) Patents and Trademarks

Patents and trademarks are brought to account at cost.
The cost of patents and trademarks are amortised over the years in which the related benefits are expected to be realised. The balances are reviewed annually to determine the appropriateness of the carrying values.

NOTES TO THE FINANCIAL STATEMENTS (CONT'D)

	CONSOLIDATED		COMPANY	
	2004	2003	2004	2003
	$	$	$	$
2. REVENUE FROM ORDINARY ACTIVITIES				
Sale of goods revenue	180,253	206,272	1,348	-
Other revenue				
Interest income	71,577	62,669	71,577	62,669
Gross proceeds from sale of non-current assets	-	1,021	-	-
Royalty income	-	-	1,016	2,216
Total revenue from ordinary activities	251,830	269,962	73,941	64,885
3. LOSS FROM ORDINARY ACTIVITIES				
The operating loss before income tax benefit has been arrived at after charging the following items:				
Depreciation of:				
Plant and equipment	36,222	81,888	5,977	4,574
Amortisation of:				
Goodwill	150,000	-	-	-
Patents, trademarks	76,714	76,788	76,714	76,788
Total depreciation and amortisation	262,936	158,676	82,691	81,362
Write down of intangible assets	174,121	-	174,121	-
Provision for diminution in investments	-	-	230,176	1,790,867
Provision/(reversal of provision) for non-recoverability of inter-company loans	-	-	312,084	(871,076)
Operating lease rental expense	20,009	30,728	12,671	18,107
Provision for employee entitlements	(14,492)	(14,607)	(14,492)	8,123
Net (gain)/loss on disposal of non-current assets	14,377	(176)	-	-
Provision for doubtful debts	12,962	-	-	-
4. AUDITORS' REMUNERATION				
Amounts received or due and receivable by the auditor for:				
Auditing the accounts				
Stanton Partners	13,000	8,983	13,000	8,983
Other auditors	9,957	6,756	-	-
Other services				
Stanton Partners	7,200	1,200	7,200	1,200
Other auditors	-	-	-	-
	30,157	16,939	20,200	10,183

	CONSOLIDATED		COMPANY	
	2004	2003	2004	2003
	$	$	$	$
5. TAXATION				
(a) Income tax benefit				
Prima facie income tax benefit calculated at 30% (2003: 30%) on the loss from ordinary activities	472,489	421,609	467,723	532,547
Decrease in income tax benefit due to:				
Non deductible expenses	(10,127)	(12,159)	(8,296)	(12,079)
Amortisation/write down of technology acquisition, and patent costs	(75,250)	(23,036)	(75,250)	(23,036)
Provision for diminution in investments	-	-	(69,053)	(537,260)
Provision for non-recoverability of inter-company loans	-	-	(93,625)	261,323
Write down of goodwill	(45,000)	-	-	-
Future income tax benefit not brought to account	(342,112)	(386,414)	(221,499)	(221,495)
Income tax benefit attributable to loss	-	-	-	-

Estimated future income tax benefits attributable to tax losses carried forward (calculated at the rate of 30%) amounting to approximately $1.38 million (2003: $1.04 million) have not been recognised as an asset because recovery of tax losses is not virtually certain.

The potential future income tax benefit will only be obtained if:

- the Company derives future assessable income of a nature and an amount sufficient to enable the benefit to be realised;
- the Company continues to comply with the conditions for deductibility imposed by the law; and
- no changes in tax legislation adversely affect the Company in realising the benefit.

Millepede International Limited and its controlled entities are currently reviewing the impact of tax consolidation legislation on the group. The decision to implement this legislation has not yet been finalised.

6. CASH ASSETS

	CONSOLIDATED 2004 $	CONSOLIDATED 2003 $	COMPANY 2004 $	COMPANY 2003 $
Cash at bank and on hand	54,155	63,829	29,802	30,895
Bank short term deposits	1,345,005	697,363	1,345,005	697,363
	1,399,160	761,192	1,374,807	728,258

NOTES TO THE FINANCIAL STATEMENTS (CONT'D)

	NOTE	CONSOLIDATED 2004 $	CONSOLIDATED 2003 $	COMPANY 2004 $	COMPANY 2003 $
7. RECEIVABLES					
Current					
Trade debtors		25,987	60,389	1,772	-
Other debtors		15,999	35,712	9,436	6,854
Deposits and bonds		14,361	-	-	-
		56,347	96,101	11,208	6,854
Non-Current					
Loans to controlled entities		-	-	551,774	239,690
Less: provision for non-recoverability		-	-	(551,774)	(239,690)
		-	-	-	-
8. INVENTORIES					
Finished goods on hand, at cost		69,188	47,138	-	-
9. OTHER CURRENT ASSETS					
Prepayments		4,169	1,463	1,061	-
10. PLANT AND EQUIPMENT					
Plant and equipment, at cost		360,780	343,429	30,029	25,322
Less: accumulated depreciation		(196,606)	(177,240)	(10,551)	(4,574)
		164,174	166,189	19,478	20,748
Reconciliation					
A reconciliation of the carrying amount for each class of plant and equipment is set out below:					
Plant and equipment					
Balance at beginning of year		166,189	218,098	20,748	-
Additions		48,584	30,823	4,707	25,322
Disposals		(14,377)	(844)	-	-
Depreciation		(36,222)	(81,888)	(5,977)	(4,574)
Balance at end of year		164,174	166,189	19,478	20,748

	NOTE	CONSOLIDATED 2004 $	CONSOLIDATED 2003 $	COMPANY 2004 $	COMPANY 2003 $
11. INTANGIBLE ASSETS					
Intellectual Property		302,813	302,813	302,813	302,813
Less: accumulated amortisation		(188,242)	(127,596)	(188,242)	(127,596)
Less: amount written down		(114,571)	-	(114,571)	-
		-	175,217	-	175,217
Patents and Trademarks		80,781	80,781	80,781	80,781
Less: accumulated amortisation		(41,418)	(25,350)	(41,418)	(25,350)
Less: amount written down		(39,363)	-	(39,363)	-
		-	55,431	-	55,431
Royalties		20,187	20,187	20,187	20,187
Less: amount written down		(20,187)	-	(20,187)	-
		-	20,187	-	20,187
Goodwill		651,081	501,081	-	-
Less: accumulated amortisation		(5,354)	(5,354)	-	-
Less: goodwill written off		(645,727)	(495,727)	-	-
		-	-	-	-
Total intangible assets		-	250,835	-	250,835
12. OTHER FINANCIAL ASSETS					
Investments in controlled entities		-	-	2,181,303	2,031,303
Less: provision for diminution in investment		-	-	(2,021,043)	(1,790,868)
		-	-	160,260	240,435
Investment in other entities		192,567	192,567	192,567	192,567
Less: provision for diminution in investment		(192,567)	(192,567)	(192,567)	(192,567)
		-	-	-	-
Total other financial assets		-	-	160,260	240,435
13. PAYABLES					
Trade creditors		121,247	123,972	17,984	73,891
Loan from controlled entity		-	-	-	29,109
Other creditors and accruals		40,408	26,600	29,504	11,200
		161,655	150,572	47,488	114,200

NOTES TO THE FINANCIAL STATEMENTS (CONT'D)

	NOTE	CONSOLIDATED 2004 $	CONSOLIDATED 2003 $	COMPANY 2004 $	COMPANY 2003 $
14. INTEREST BEARING LIABILITES					
Current					
Lease Liabilities (Note 23)		13,708	14,661	6,091	5,552
Non-current					
Lease Liabilities (Note 23)		12,296	28,364	7,856	13,947
15. PROVISIONS					
Provision for employee entitlements		682	15,174	682	15,174

The controlled entity has 1 equivalent full time employee as at 30 June 2004 (2003: 5).

16. CONTRIBUTED EQUITY

SHARE CAPITAL	2004 NUMBER OF SHARES	2003 NUMBER OF SHARES	2004 $	2003 $
74,765,680 (2003: 67,452,348) fully paid ordinary shares			6,666,857	4,701,318
Balance at beginning of year	67,452,348	67,452,348	4,701,318	4,701,318
Shares issued pursuant to a prospectus	6,308,332	-	1,892,500	-
Shares issued to increase interest in Millepede USA Inc.	1,000,000	-	150,000	-
Exercise of listed options at 20 cents each	5,000	-	1,025	-
Capital raising costs	-	-	(77,986)	-
	74,765,680	67,452,348	6,666,857	4,701,318

Options

The following options to subscribe for ordinary fully paid shares are outstanding at balance date:

- 56,639,337 options exercisable at 20 cents each on or before 31 December 2005; and
- 1,000,000 options exercisable at 25 cents each on or before 31 December 2004.

The following options to subscribe for ordinary fully paid shares were granted during the year:

- 2,000,000 options exercisable at 25 cents each on or before 30 June 2004; and
- 1,000,000 options exercisable at 25 cents each on or before 31 December 2004.

The following options to subscribe for ordinary fully paid shares were exercised during the year:

- 5,000 options exercisable at 20 cents each on or before 31 December 2005.

The following options to subscribe for ordinary fully paid shares lapsed during the year:

- 2,000,000 options exercisable at 25 cents each on or before 30 June 2004.

	CONSOLIDATED		COMPANY	
	2004	2003	2004	2003
	$	$	$	$
17. RESERVES				
Option premium reserve	274,706	274,731	274,706	274,731
Option Premium Reserve				
Balance at beginning of year	274,731	274,731	274,731	274,731
Exercise 5,000 options at 20 cents each on or before 31 December 2005	(25)	-	(25)	-
	274,706	274,731	274,706	274,731

Nature and purpose of reserve

The option premium reserve records the proceeds from the issue of options over ordinary shares. Upon exercise of these options, amounts recorded in the option premium reserve are transferred to contributed equity. In the event that the options are not exercised, the option premium is treated as a capital gain for capital gains tax purposes.

18. ACCUMULATED LOSSES

	Consolidated 2004 $	Consolidated 2003 $	Company 2004 $	Company 2003 $
Balance at beginning of year	(3,869,145)	(2,456,539)	(3,877,792)	(2,102,634)
Net loss attributable to members of the parent entity	(1,567,721)	(1,412,606)	(1,559,074)	(1,775,158)
Balance at end of year	(5,436,866)	(3,869,145)	(5,436,866)	(3,877,792)

19. OUTSIDE EQUITY INTERESTS

	2004	2003
	$	$
Outside equity interests in controlled entities comprise:		
Interests in accumulated losses at the beginning of the financial year	(7,243)	-
Net adjustment to outside equity interest	7,243	(7,243)
	-	(7,243)

NOTES TO THE FINANCIAL STATEMENTS (CONT'D)

20. SEGMENT INFORMATION

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise cash and interest revenue.

Geographical segments

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets are based on the geographical location of the assets.

PRIMARY REPORTING

GEOGRAPHICAL SEGMENTS	AUSTRALIA $		UK $		USA $		ELIMINATIONS $		CONSOLIDATED $	
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
Revenue										
External segment revenue	1,348	-	71,897	117,188	107,008	90,105	-	-	180,253	207,293
Inter-segment revenue	1,016	-	180,000	240,000	-	-	(181,016)	(240,000)	-	-
	2,364	-	251,897	357,188	107,008	90,105	(181,016)	(240,000)	180,253	207,293
Unallocated interest revenue									71,577	62,669
Total Segment Revenue									251,830	269,962
Result										
Segment result	(1,292,565)	(408,069)	(314,141)	(633,443)	(94,008)	(154,338)	542,260	-	(1,158,454)	(1,195,850)
Unallocated items									(416,510)	(209,513)
Net loss									(1,574,964)	(1,405,363)
Depreciation and amortisation	(82,691)	(81,362)	(23,612)	(46,630)	(6,633)	(30,684)	-	-	(112,936)	(158,676)
Unallocated items									(150,000)	-
Net depreciation and amortisation									(262,936)	(158,676)
Assets										
Segment assets	1,566,814	511,704	223,865	84,531	65,851	319,244	(163,492)	(1,259,920)	1,693,038	594,660
Unallocated corporate assets									-	728,258
Consolidated total assets									1,693,038	1,322,918
Liabilities										
Consolidated total liabilities	(62,118)	(119,764)	(296,559)	(310,728)	(386,056)	(77,797)	556,392	299,518	(188,341)	(208,771)

Business segments

The principal activity of the consolidated entity is the development, production and marketing of the Mille-Ties technology. More than 90% of the expenses and loss from ordinary activities and segment assets relate to these operations.

21. LOSS PER SHARE

	CONSOLIDATED	
	2004	2003
Basic loss per share (in cents)	(2.15) cents	(2.09) cents
	NUMBER	NUMBER
Weighted average number of ordinary shares used as the denominator in the calculation of basic loss per share	72,838,344	67,452,348

The Company's potential ordinary shares are not considered dilutive and accordingly basic loss per share is the same as diluted loss per share.

22. FINANCIAL INSTRUMENTS DISCLOSURE

Interest rate risk exposure
Cash is comprised of funds held in commercial bills of $1,345,005 (2003: $697,363) maturing on 5 July 2004 and paying interest at 30 June 2004 of 5.02% (2003: 4.76%) per annum. Other funds of $54,155 held in cheque and business management accounts during the year earned interest at rates ranging between 0% and 1.3% per annum, depending on account balances.

Other than cash, all of the Company's financial assets are non-interest bearing.

Credit risk exposures
Credit risk represents the loss that would be recognised if counterparties fail to perform as contracted.

The credit risk on financial assets and liabilities of the consolidated entity which have been recognised on the Statement of Financial Position, is the carrying amount, net of any provision for doubtful debts.

The consolidated entity is not materially exposed to any individual overseas country or individual customer.

Foreign exchange risk exposure
The consolidated entity is exposed to exchange rate fluctuations due to potential revenues and expenses of the consolidated entity being in both United States dollars and English pounds. Therefore, movements in the rate of exchange between the United States dollar and the Australian dollar as well as between the English pound and the Australian dollar will affect both revenues and expenses denominated in those foreign currencies.

Net fair values of financial assets and liabilities
The financial assets and liabilities included in current assets and liabilities in the Statement of Financial Position are carried at amounts that approximate net fair values.

NOTES TO THE FINANCIAL STATEMENTS (CONT'D)

22. FINANCIAL INSTRUMENTS DISCLOSURE (cont'd)

Net fair values of financial assets and liabilities (cont'd)

The carrying amounts and net fair value of financial assets and liabilities as at the reporting date are as follows:

	2004		2003	
	CARRYING AMOUNT	NET FAIR VALUE	CARRYING AMOUNT	NET FAIR VALUE
Financial assets				
Cash assets	1,399,160	1,399,160	761,192	761,192
Receivables	56,347	56,347	96,101	96,101
Financial liabilities				
Payables	161,655	161,655	150,572	150,572
Lease liabilities	26,004	26,004	43,025	43,025
Employee benefits	682	682	15,174	15,174

23. COMMITMENTS

Management Commitments

The Company has a consultancy agreement with Mr J Butterworth at a fixed annual fee of $100,000 for a period of three years, effective from 23 August 2001. At 30 June 2004, the unexpired portion of this agreement amounted to $14,000.

	CONSOLIDATED		COMPANY	
	2004	2003	2004	2003
	$	$	$	$
Non-cancellable operating lease commitments				
Future operating lease commitments not provided for in the financial statements and payable:				
Within one year	1,218	2,000	1,218	2,000
One year or later and no later than five years	558	-	558	-
	1,776	2,000	1,776	2,000
Finance lease payment commitments				
Finance lease payment commitments are payable:				
Within one year	16,440	18,244	7,131	7,131
One year or later and no later than five years	13,606	32,629	8,320	15,452
Less: Future finance lease charges	(4,042)	(7,848)	(1,504)	(3,084)
	26,004	43,025	13,947	19,499
Lease liabilities provided for in the financial statements:				
Current (Note 14)	13,708	14,661	6,091	5,552
Non current (Note 14)	12,296	28,364	7,856	13,947
	26,004	43,025	13,947	19,499

24. CONTROLLED ENTITIES

Particulars in relation to controlled entities

Parent entity
Millepede International Limited

	PERCENTAGE OWNERSHIP		COST OF INVESTMENT	
	2004	2003	2004	2003
	%	%	$	$
Controlled entities				
Millepede Marketing Ltd (UK)	97.0	97.0	1,541,895	1,541,895
Millepede USA Inc	94.0	55.9	639,408	489,408

Acquisition of additional equity in controlled entities

During the financial year the Company increased its level of ownership in Millepede USA Inc. ("MUI") from 55.9% to 94% through the issue of 1,000,000 shares at $0.15 per share to minority shareholders of MUI. The fair value of assets acquired was as follows:

	2004 $
Cash assets	1,595
Receivables	18,304
Inventories	5,896
Plant and equipment	12,442
Payables	(141,123)
	(102,886)

NOTES TO THE FINANCIAL STATEMENTS (CONT'D)

25. DIRECTOR AND SPECIFIED EXECUTIVE DISCLOSURES

Remuneration of specified directors and specified executives by the consolidated entity

Executive Directors and key executives are remunerated by way of a salary or consultancy fees, commensurate with their required level of services. Non-executive Directors receive a fixed monthly fee for their services.

The Board has not formally constituted a nomination committee or remuneration committee. The whole Board conducts the functions of a nomination committee and remuneration committee.

The Company does not have any scheme relating to retirement benefits for non-executive Directors.

Refer to Note 23 for details on the financial impact in future periods resulting from firm commitments arising from non-cancellable contracts for services with specified directors.

The following table provides the details of all directors of the Company ("specified directors") and the nature and amount of the elements of their remuneration for the year ended 30 June 2004. The consolidated entity currently has no executive officers concerned in, or who take part in, the management of the consolidated entity.

		PRIMARY		POST-EMPLOYMENT	EQUITY COMPENSATION		OTHER COMPENSATION	
		Salary & fees	Non-monetary benefits	Super-annuation	Value of shares benefits	Value of options [1]	Insurance premiums	Total
		$	$	$	$	$	$	$
Specified directors								
Non-executive								
Mr R Badnall	2004	40,000	-	3,600	-	48,000	-	91,600
	2003	3,333	-	300	-	-	-	3,633
Mr B Sergeant	2004	12,000	-	-	-	-	-	12,000
	2003	6,000	-	-	-	-	-	6,000
Mr G Tetley	2004	31,250	-	-	-	72,000	-	103,250
	2003	-	-	-	-	-	-	-
Mr J Nemcovsky	2004	10,000	-	-	-	-	-	10,000
	2003	36,667	-	-	-	-	-	36,667
Executive								
Mr J Butterworth	2004	98,738	-	-	-	-	-	98,738
	2003	101,850	-	-	-	-	-	101,850
Mr V de Villiers	2004	100,000	-	9,000	-	-	-	109,000
	2003	100,000	-	9,000	-	-	-	109,000
Total	2004	291,988	-	12,600	-	120,000	-	424,588
	2003	247,850	-	9,300	-	-	-	257,150

1. The fair value of these options was calculated using the Black-Scholes model of attributing a theoretical value to those options. The value of these options have not been expensed to the Statement of Financial Performance.

25. DIRECTOR AND EXECUTIVE DISCLOSURES (cont')

Equity instruments

Options and rights over equity instruments granted as remuneration

During the reporting period, the following options over ordinary shares were granted and vested during the current year:

	NUMBER OF CLASS A OPTIONS GRANTED DURING THE YEAR	NUMBER OF CLASS B OPTIONS GRANTED DURING THE YEAR	NUMBER OF OPTIONS VESTED DURING THE YEAR
Specified directors			
Mr R Badnall	1,000,000	-	1,000,000
Mr G Tetley	-	2,000,000	2,000,000

Class A Options granted in the current year were granted on 3 December 2003, have an expiration date of 31 December 2004, an exercise price of $0.25 per share, and fair value of $0.048 per option at grant date. Class B Options granted in the current year were granted on 3 December 2003, expired on 30 June 2004, had an exercise price of $0.25 per share, and a fair value of $0.036 per option at grant date.

No options have been granted since the end of financial year. The options were provided at no cost to the recipients.

The following factors and assumptions were used in determining the fair value of options on grant date:

GRANT DATE	EXPIRY DATE	FAIR VALUE PER OPTION	EXERCISE PRICE	PRICE OF SHARES ON GRANT DATE	ESTIMATED VOLATILITY	RISK FREE INTEREST RATE	DIVIDEND YIELD
3-Dec-03	31-Dec-04	4.8 cents	25 cents	26.5 cents	30%	5.55%	N/A
3-Dec-03	30-Jun-04	3.6 cents	25 cents	26.5 cents	30%	5.55%	N/A

Option holdings

Class A Options

The movement during the reporting period in the number of options over ordinary shares exercisable at $0.25 on or before 31 December 2004 held, directly, indirectly or beneficially by each specified director including their personally-related entities, is as follows:

	HELD AT 1 JULY 2003	GRANTED AS REMUNERATION	EXERCISED	OTHER CHANGES*	HELD AT 30 JUNE 2004
Specified directors					
Mr R Badnall	-	1,000,000	-	-	1,000,000
Mr J Butterworth	-	-	-	-	-
Mr V de Villers	-	-	-	-	-
Mr B Sergeant	-	-	-	-	-
Mr G Tetley	-	-	-	-	-
Mr J Nemcovsky	-	-	-	-	-

All options vested on the date of issue. No options held by specified directors are vested but not exercisable.

* Other changes represents the net movement in options that were issued, expired or were forfeited during the year.

NOTES TO THE FINANCIAL STATEMENTS (CONT'D)

25. DIRECTOR AND EXECUTIVE DISCLOSURES (cont'd)

Class B Options

The movement during the reporting period in the number of options over ordinary shares exercisable at $0.25 on or before 30 June 2004 held, directly, indirectly or beneficially by each specified director including their personally-related entities, is as follows:

	HELD AT 1 JULY 2003	GRANTED AS REMUNERATION	EXERCISED	OTHER CHANGES*	HELD AT 30 JUNE 2004
Specified directors					
Mr R Badnall	-	-	-	-	-
Mr J Butterworth	-	-	-	-	-
Mr V de Villers	-	-	-	-	-
Mr B Sergeant	-	-	-	-	-
Mr G Tetley	-	2,000,000	-	(2,000,000)	-
Mr J Nemcovsky	-	-	-	-	-

All options vested on the date of issue. No options held by specified directors are vested but not exercisable.

*Other changes represents the net movement in options that were issued, expired or were forfeited during the year.

Options

The movement during the reporting period in the number of options over ordinary shares exercisable at $0.20 on or before 31 December 2005 held, directly, indirectly or beneficially by each specified director including their personally-related entities, is as follows:

	HELD AT 1 JULY 2003	GRANTED AS REMUNERATION	EXERCISED	OTHER CHANGES*	HELD AT DATE OF RESIGNATION	HELD AT 30 JUNE 2004
Specified directors						
Mr R Badnall	-	-	-	-	N/A	-
Mr J Butterworth(1)	678,920	-	-	402,500	N/A	1,081,420
Mr V de Villers(2)	17,500,000	-	-	(16,400,000)	N/A	1,100,000
Mr B Sergeant	-	-	-	-	N/A	-
Mr G Tetley	250,000	-	-	-	N/A	250,000
Mr J Nemcovsky	17,500,000	-	-	-	17,500,000	N/A

All options vested on the date of issue. No options held by specified directors are vested but not exercisable.

*Other changes represents the net movement in options that were issued, disposed, expired or were forfeited during the year.

25. DIRECTOR AND EXECUTIVE DISCLOSURES (cont'd)

Equity holdings and transactions

The movement during the reporting period in the number of ordinary shares held, directly, indirectly or beneficially by each specified director including their personally-related entities, is as follows:

	HELD AT 1 JULY 2003	PURCHASES	RECEIVED ON EXERCISE OF OPTIONS	SALES	HELD AT DATE OF RESIGNATION	HELD AT 30 JUNE 2004
Specified directors						
Mr R Badnall	-	-	-	-	N/A	-
Mr J Butterworth[1]	-	837,107	-	-	N/A	837,107
Mr V de Villers[2]	34,766,667	2,793,600	-	(34,113,334)	N/A	3,446,933
Mr B Sergeant	1	-	-	-	N/A	1
Mr G Tetley	-	-	-	-	N/A	-
Mr J Nemcovsky	34,113,334	-	-	-	34,113,334	N/A

1. During the year, Millepede Holdings Ltd ("MHL"), an unrelated entity, disposed of its share and option holding in Millepede International Limited by way of an in specie distribution to its shareholders. As a result Mr Butterworth acquired 727,107 shares and 402,500 options by way of this in specie distribution.
2. As a result of the MHL in specie distribution, 34,113,334 shares and 17,500,000 options in the Company held indirectly by Mr de Villers were disposed. Furthermore, Mr de Villers acquired 2,793,600 shares and 1,100,000 options by way of this in specie distribution.

Other transactions with the Company or its controlled entities

A number of specified directors or their personally-related entities, hold positions in other entities that result in them having control or significant influence over the financial or operating policies of those entities.

A number of those entities transacted with the Company or its subsidiaries during the financial year. The terms and conditions of those transactions were no more favourable than those available, or which might reasonably be expected to be available, on similar transactions to unrelated entities on an arm's length basis.

The aggregate amounts recognised during the year relating to specified directors or their personally-related entities, were total expense of $26,161. Details of the transactions are as follows:

	TRANSACTION	NOTE	2004 $
Specified directors			
Mr J Butterworth	Marketing		11,161
Mr J Nemcovsky	Administration and management support		15,000

There were no liabilities at 30 June 2004 in relation to the above transactions.

NOTES TO THE FINANCIAL STATEMENTS (CONT'D)

26. NOTES TO THE STATEMENT OF CASH FLOWS

	CONSOLIDATED		COMPANY	
	2004	2003	2004	2003
	$	$	$	$
(a) Reconciliation of cash				
Cash at the end of the financial year as shown in the statement of cash flows is reconciled to the related items in the statement of financial position as follows:				
Cash assets	1,399,160	761,192	1,374,807	728,258
(b) Reconciliation of loss from ordinary activities after income tax to net cash used in operating activities				
Loss after income tax	(1,574,964)	(1,405,363)	(1,559,074)	(1,775,158)
Add/(less) non-cash items				
Amortisation of goodwill	150,000	-	-	-
Provision for diminution in investments	-	-	230,176	1,790,868
Amortisation of patents. trademarks	76,714	76,788	76,714	76,788
Write down of intangible assets	174,121	-	174,121	-
Depreciation of plant and equipment	36,222	81,888	5,977	4,574
Provision for non-recoverability of inter-company loans	-	-	312,084	(871,076)
Loss/(profit) on sale of non-current assets	14,377	(176)	-	-
Amounts set aside to provisions	(14,492)	(14,607)	(14,492)	8,123
Net cash used in ordinary activities before change in assets and liabilities	(1,138,022)	(1,261,470)	(774,494)	(765,881)
Change in assets and liabilities				
Decrease/(increase) in receivables	39,754	(15,387)	(4,354)	3,973
Decrease/(increase) in inventories	(22,050)	10,108	-	-
Decrease/(increase) in prepayments	(2,706)	11,014	(1,061)	12,477
Increase/(decrease) in payables	11,083	(53,804)	(37,603)	48,723
Net cash used in operating activities	(1,111,941)	(1,309,539)	(817,512)	(700,708)

(c) Reconciliation of loss from ordinary activities after income tax to net cash used in operating activities

During the year the Company allotted 1,000,000 ordinary fully paid shares at a deemed price of $0.15 per share to increase its shareholding in Millepede USA, Inc. This transaction is not reflected in the Consolidated Statement of Cash Flows.

27. EVENTS SUBSEQUENT TO BALANCE DATE

There has not arisen in the interval between the end of the financial year and the date of this report any item, transaction or event of a material and unusual nature likely, in the opinion of the directors of the consolidated entity, to affect significantly the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity, in future financial years.

28. IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

For reporting periods beginning on or after 1 January 2005, the Company must comply with International Financial Reporting Standards (IFRS) as issued by the Australian Accounting Standards Board (AASB).

This financial report has been prepared in accordance with Australian accounting standards and other financial reporting requirements (Australian GAAP). AASB 1047 'Disclosing the Impacts of Adopting Australian Equivalents to International Financial Reporting Standards' requires financial reports to disclose information about the impact of any changes in accounting policies in the transition period leading up to the adoption date. This standard applies to interim and annual reporting periods from 30 June 2004 and ceasing to operate on the first-time adoption of Australian equivalents to IFRS.

Subsequently the Company has allocated internal resources and in conjunction with its auditors is assessing those accounting policies and key areas that are likely to be impacted by the transition to IFRS. Priority has been given to the consideration of the impact of the Australian equivalents to IFRS and the preparation of a statement of financial position in accordance with those Australian equivalent standards as at 30 June 2004. This will form the basis of accounting for Australia equivalents of IFRS in the future, and is required, when the Company prepares its first financial report, in accordance with IFRS, for the year ended 30 June 2006.

Pursuant to AASB 1047 the Company must provide a statement disclosing the key potential implications of the conversion to IFRS for reporting periods from 1 January 2005. The Company sets out below an explanation of the significant accounting policies which will change and which may impact on future financial reports prepared in accordance with IFRS. These changes in accounting policies will be recognised by restating comparatives rather than making current year adjustments with note disclosure of prior year effects.

Taxation

Under the Australian equivalent to IAS 12 "Income Taxes", a "balance sheet approach" will be adopted for calculating taxation, replacing the "statement of financial performance approach". This method recognises deferred tax balances for all temporary differences arising between the carrying value of an asset or liability and its tax base. Whilst there will be enhanced disclosure of the composition of the deferred tax assets and liabilities it is not expected that there will be any significant impact in terms of the statements of financial position or performance.

NOTES TO THE FINANCIAL STATEMENTS (CONT'D)

28. IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (cont'd)

Financial Instruments

Under AASB 139 "Financial Instruments: Recognition and Measurement" financial instruments will be required to be classified into five categories and to be measured based on the nature of the classification. The five categories and basis of measurement are:

- financial asset or financial liability measured at fair value through the statement of financial performance;
- held to maturity investments measured at amortised costs, subject to impairment;
- loans and receivables measured at amortised cost, subject to impairment;
- available for sale assets measured at fair value with changes in fair value measured directly in equity; and
- financial liability measured at amortised cost.

This will result in a change in the current accounting policy that does not classify financial instruments.

Share based Payments

The Company currently does not recognise an expense for options issued to directors and employees. Under AASB 2 "Share Based Payments", the Company will be required to recognise an expense for all share based remuneration, including options, and will amortise those expenses over the relevant vesting periods.

Intangible Assets

Under the Australian equivalent to IAS 38 "Intangible Assets", intangibles acquired in a business combination and which have finite useful lives must be amortised over their useful lives. Internally generated goodwill, brands and costs related to research activities and items similar in substance may not be recognised as assets. All expenditure on research must be expensed when it is incurred. The de-recognition of intangibles that do not qualify for recognition is not expected to impact significantly on the Company's equity.

Impairment of Assets

Under the Australian equivalent to IAS 36 "Impairment of Assets", the recoverable amount of an asset is determined as the higher of net selling price and value in use. This will result in a change in the Company's current accounting policy which determines recoverable amount of an asset on the basis of undiscounted cash flows. Under the new policy it is likely that the impairment of assets will be recognised sooner and the amount of write downs will be greater.

INDEPENDENT AUDIT REPORT



STANTON PARTNERS

1 HAVELOCK STREET
WEST PERTH 6005
WESTERN AUSTRALIA
TELEPHONE: (08) 9481 3188
Facsimile: (08) 9321 1204
e-mail: australia@stanton.com.au

INDEPENDENT AUDIT REPORT TO THE MEMBERS OF

MILLEPEDE INTERNATIONAL LIMITED

SCOPE

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash-flows, accompanying notes to the financial statements, and the directors' declaration for Millepede International Limited (the Company) and the consolidated entity for the year ended 30 June 2004. The consolidated entity comprises both the company and the entities it controlled during the year.

The directors of the Company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit in order to express an opinion to the members of the Company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, including compliance with Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the Company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows. We formed our opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

INDEPENDENCE

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

INDEPENDENT AUDIT REPORT (CONT'D)

AUDIT OPINION

In our opinion, the financial report of Millepede International Limited is in accordance with:

a) the Corporations Act 2001, including:

(i) giving a true and fair view of the Company's and consolidated entity's financial position as at 30 June 2004 and of their performance for the year ended on that date;
and

(ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

b) other mandatory professional reporting requirements in Australia.

STANTON PARTNERS



J P Van Dieren
Partner
Perth, Western Australia

29 September 2004

SHAREHOLDER INFORMATION

Details of shares and options as at 30 September 2004.

Voting Rights

The voting rights attaching to ordinary shares are:

On a show of hands every member present in person or by proxy shall have one vote and upon a poll each share shall have one vote.

Options do not carry any voting rights.

Restricted Securities

The Company has no restricted securities.

Substantial shareholders

The number of shares held by substantial shareholders and their associates are set out below:

SUBSTANTIAL SHAREHOLDER	NUMBER OF SHARES
Acorn Capital Limited	7,417,945

On-Market Buy Back

There is no current on-market buy-back.

ASX Admission Statement

During the year, the Company has applied its cash in a way consistent with its business objectives.

Distribution Schedules

Distribution of each class of Security as at 30 September 2004:

FULLY PAID ORDINARY SHARES

RANGE	HOLDERS	UNITS	%
1 - 1,000	11	4,953	0.01
1,001 - 5,000	55	199,320	0.27
5,001 - 10,000	132	1,224,148	1.64
10,001 - 100,000	430	17,042,426	22.79
100,001 - Over	115	56,294,833	75.29
Total	743	74,765,680	100.00

OPTIONS EXERCISABLE AT $0.20 ON OR BEFORE 31 DECEMBER 2005

RANGE	HOLDERS	UNITS	%
1 - 1,000	4	2,084	0.00
1,001 - 5,000	108	337,450	0.60
5,001 - 10,000	59	440,195	0.78
10,001 - 100,000	201	8,758,130	15.46
100,001 - Over	113	47,101,478	83.16
Total	485	56,639,337	100.00

Unmarketable Parcels

Holdings less than a marketable parcel of ordinary shares (being 5,000 as at 30 September 2004).

HOLDERS	UNITS
49	119,273

SHAREHOLDER INFORMATION (CONT'D)

Top holders

The 20 largest registered holders of each class of security as at 30 September 2004 were:

FULLY PAID ORDINARY SHARES

NAME	NO. OF SHARES	%
1. Nefco Nominees Pty Ltd	8,122,617	10.86
2. National Nominees Limited	5,835,424	7.80
3. Mr Vincent P de Villers	2,793,600	3.74
4. Tricom Nominees Pty Ltd	2,475,000	3.31
5. Mr Chris J Coe	1,981,320	2.65
6. Mr John Nemcovsky & Mrs Rhonda Nemcovsky	1,712,934	2.29
7. First Far East Investment Consultants Ltd	1,362,934	1.82
8. Comp-World Limited	1,200,000	1.61
9. Ms Toni de Villers	1,000,000	1.34
10. Mr John R Nemcovsky & Ms Rhonda L Nemcovsky	870,000	1.16
11. Health Super Pty Ltd	850,000	1.14
12. Mr Enzo Almonte <Almonte Super Fund A/C>	795,000	1.06
13. Mrs Les J Brazier	790,334	1.06
14. Mr Norman D Weiss	790,334	1.06
15. Mr William J Butterworth	727,107	0.97
16. Mr Vincent Paul de Villers	653,333	0.87
17. ANZ Nominees Limited	622,065	0.83
18. Lotus Consulting (BVI) Ltd	600,000	0.80
19. Dr Humbert Santillo	553,235	0.74
20. Gold Spring Ltd	550,000	0.74
	34,285,237	45.85

OPTIONS EXERCISABLE AT $0.20 ON OR BEFORE 31 DECEMBER 2005

NAME	NO. OF SHARES	%
1. Nefco Nominees Pty Ltd	3,500,000	6.18
2. Trayburn Pty Limited	1,800,000	3.18
3. Planmoor Investments Pty Ltd	1,658,550	2.93
4. Mrs Ancharee Ruber	1,364,500	2.41
5. Mr Enzo Almonte <Almonte Super Fund A/C>	1,277,750	2.26
6. First Far East Investments Ltd	1,225,000	2.16
7. Mr John Nemcovsky & Mrs Rhonda Nemcovsky	1,225,000	2.16
8. Mr Chris J Coe	1,207,500	2.13
9. Mr Vincent P de Villers	1,100,000	1.94
10. Finance Associates Pty Ltd <Gregory Family A/C>	1,100,000	1.94
11. Mrs Justine Frances Roche	1,000,000	1.77
12. Gold Spring Ltd	984,184	1.74
13. Planmoor Investments Pty Ltd	956,245	1.69
14. Planmoor Investments Pty Ltd <B & A Lee Super A/C>	831,980	1.47
15. Versailles Holdings Pty Ltd <The Almonte Family Fund>	800,000	1.41
16. Mr Enzo Almonte	700,000	1.24
17. Miss Selina Dickson	700,000	1.24
18. Twojays (WA) Pty Ltd	700,000	1.24
19. Mrs Maria-Catina Volpe	700,000	1.24
20. Mr John Butterworth	678,920	1.20
	23,509,629	41.53

MILLEPEDE INTERNATIONAL LIMITED

219 – 221 York Street

Subiaco Western Australia 6008

Telephone (08) 9382 1311

Facsimile (08) 9382 1322